Exhibit 99.146

NexTech CEO Evan Gappelberg Buys 929,885 Shares of
Company Stock Continues To Increase Position

New York, NY – Toronto, ON –May 5th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), a leader in augmented reality for eCommerce and AR learning applications and Virtual Events, announced that CEO Evan Gappelberg purchased 929,885 common shares of NexTech common stock his third purchase for the year 2020. Of the 929,885 common shares, 105,589 common shares will have a one-year resale restriction.

NexTech CEO Evan Gappelberg purchased the 824,296 shares by converting his outstanding convertible note issued in July 2019. He also exercised another 105,589 warrants which put an additional $73,921 onto the balance sheet bringing his total investment from both the July note which was $657,000 and his $73,921 warrant conversion to $730,921; further bolstering the company’s cash and inventory position which is already over $3million. The new purchase of 105,589 shares will have a one-year resale restriction; he now owns 5,676,140 common shares.

Gappelberg comments, “With the acquisition of our new Virtual Events software platform Jolokia whose customers include Johnson and Johnson, Viacom, Polycom and others, I’m more confident than ever with our business model for 2020 and beyond”. He continues, “Personally, I believe the current stock price still does not yet reflect NexTech’s strong market leadership position and growth potential for our new InfernoAR platform, Aritize360 app, ARitize app, 3D/AR ad network and WebAR business in 2020 and beyond, which is why I continue to invest personal funds in company shares”.

February 28th announcement that CEO Evan Gappelberg and his wife each purchased $50,000 USD for a total purchase of $100,000 USD of NexTech stock in open market buys. In March NexTech CEO Evan Gappelberg purchased an additional 100,000 shares by converting $0.70 warrants.

Additionally, the remaining $246,375 principal amount of convertible debentures of the initial $985,500 principal amount of debentures issued by the Company in July 2019 have now been converted into common shares of the Company. A total of 1,751,778 common shares in the capital of the Company have been issued to the holders of such debentures in accordance with the terms of the debentures.

Recent Company Highlights in 2020:

●	The Aritize360 app launching in May 2020.

●	The company achieved $800,000 in revenue for the month of January 2020 and gross profits of $528,000 representing a 66% Gross profit versus a 59% gross profit last month. This is the highest revenue achieved in a single month for NexTech, which represents a 110% increase in revenue and 172% increase in gross profits year over year.

●	For the month of February of $685,000 and gross profit margin of 66% or $450,000 representing a 184% increase in revenue and 271% increase in gross profits year over year.

●	The company received an additional 2020 order from Walther Arms, most famous as the manufacturer of James Bond’s Walther PPK.

●	The company has launched a major enhancement by expanding the platform to serve Apple’s .USDZ files alongside the default format GLTF.

●	The company announced a new partnership with Poplar (www.poplar.studio) that will allow Poplar to leverage NexTech AR’s cutting-edge WebAR technology, and NexTech AR to make use of Poplar’s brand new AR campaign creation platform.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

The company is pursuing four multi-billion-dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first  ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it on’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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